

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05046712

March 7, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/7/2005

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

Dear Ms. Jones:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Bank of America by The Community Reinvestment Association of North Carolina. We also received a letter from the proponent on January 26, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter Skillern
Executive Director
The Community Reinvestment Association
of North Carolina
P.O. Box 1929
114 West Parrish St.
Second Floor
Durham, NC 27702





Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 6, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated December 15, 2004 (the "Proposal") from The Community Reinvestment Association of North Carolina (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on or about April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.


USA
2000-2004
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To the extent required by Rule 14a-8(j)(iii), this letter shall serve as an opinion of counsel. I am licensed to practice in the States of North Carolina and New York.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests "that the Board of Directors implement a policy mandating that Bank of America will not provide credit or other banking services to lenders that are engaged in payday lending."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(2), (i)(6) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate the law, and, accordingly, the Corporation lacks the authority to implement the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under SEC precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for shareholder oversight. Further, in order to constitute "ordinary business", the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). The Corporation believes that the Proposal falls squarely within the scope of the above considerations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,500 ATMs and online banking with more than 11 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in 150 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 85 percent of the Global Fortune 500. In short, the Corporation's business ***is*** to conduct financial transactions, including extending credit and providing other banking services. Notwithstanding these facts, the Proposal attempts to allow stockholders to decide when and to whom the Corporation can or cannot provide credit and offer other banking services. The Proposal relates to Corporation's ordinary business operations because it relates directly to the products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the banking and financial relationships that the Corporation has with its customers.

Extending Credit is the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range of credit and financial services to its customers. The Division has agreed that the decision to provide products and services, such as lending services, to particular types of customers involves day-to-day business operations. For example, in *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited the company from participating in a number of specified business activities related to the proposed Honolulu rapid transit system, including purchasing bonds, making loans, and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide its products or services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*") a proposal requiring the company to refrain from knowingly having business dealings with anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989) a proposal prohibiting loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. As with these proposals, the Proposal seeks to determine the customers to which the Corporation may sell its products (i.e., credit and other banking services). In *Citicorp* (January 8, 1997), a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In its response, the Division found the proposal excludable since it dealt with the conduct of a bank's ordinary business (i.e., the monitoring of illegal transactions through customer accounts).

In addition, the Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, shareholders are generally not in a position to make an informed judgment regarding these policies. *See BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); and *BankAmerica Corporation*

(February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's credit policies, loan underwriting and customer relationships.

Providing Other Banking Services is Ordinary Business. In *Citicorp* (January 26, 1990), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993) a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of banking services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other contexts the Division has consistently taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery, and chemical production. In *Marriott International, Inc.* (February 13, 2004) a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also*, *Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product) and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a shareholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)". *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).

The Division has also carried this position to other areas, including illegal drugs (see *Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)), and offensive imagery of different races or cultures (*Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business.

The Corporation Does Not Make Payday Loans. The critical aspect in almost all of the forgoing letters was whether or not the subject company has the primary link to the controversial action, as opposed to merely selling a related product generally. Where the company does not manufacture or create the subject product, this issue becomes one of ordinary business and product selection. Marriott International, Kmart and AT&T do not make pornographic materials. Wal-Mart, Walt Disney and Gannett do not make cigarettes or any integral component thereof. All of these companies sell a wide range of products, such as lodging services, retail products, television or advertising. Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as these companies. The Corporation does not have the primary link to the controversial action because it does not make payday loans or engage in any predatory lending behaviors. The Corporation does, however, provide a full range of banking, investing, asset management and other financial and risk-management products and services to its over 33 million customers, including individual consumers, small and middle market businesses and large corporations. Simply put, the Corporation's most basic products are loans and banking services. The Proposal would prohibit the extension of credit and banking services to certain customers and, thus, seeks to give stockholders power over the Corporation's ordinary business operations.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

Although the Corporation is aware of and agrees with the Division's position that predatory lending may raises significant policy issues, we do not believe that the Proposal raises a significant social policy issue as contemplated by Rule 14a-8(i)(7). In *American International Group* (February 17, 2004) and *Household International, Inc.* (February 26, 2001), proposals linking executive compensation to successfully addressing predatory lending concerns and practices were not excludable under Rule 14a-8(i)(7). In *Conseco, Inc.* (April 5, 2001) and *Associates First Capital Corporation* (March 13, 2000), proposals to form a committee to develop policies to ensure that the company did not engage in predatory lending practices were not excludable under Rule 14a-8(i)(7). In each of these no-action letters, the proponents' concerns were focused directly on the predatory lending practices of the subject companies. The proponents did not want these specific companies to make predatory or sub-prime loans and/or they sought to use executive compensation as leverage to that end. As previously stated, the Corporation does not make payday or predatory loans. Unlike the proposals in *American International Group, Household International, Conseco, Associates First Capital*, the Proposal is not focused on the predatory lending practices of the Corporation and the Proposal is not requesting the Corporation to stop making predatory or sub-prime loans (which, as previously stated, it does not make). Since the Corporation does not make payday or predatory loans, its decisions regarding the extension of credit and provision of banking services do not raise significant policy concerns.

Furthermore, with respect to proposals that may be deemed to raise significant policy issues, such as tobacco, firearms and other products, the Division consistently has drawn a distinction between the manufacturer and the vendor of products, time after time taking the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). *Compare Wal-Mart Stores, Inc.* (March 9, 2001) (granting no-action relief under Rule 14a-8(i)(7) for a proposal requesting that the board adopt a policy refusing to sell handguns and their accompanying ammunition and requiring the return of product inventories to their manufacturers) and *Sturm, Urge & Company, Inc.* (March 5, 2001) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms." *See also, UST Inc.* (March 30, 2000) and *Philip Morris Companies Inc.* (February 22, 1990) finding that marketing of tobacco-related products by tobacco companies precluded the applicability of the ordinary business exclusion and *Kimberly Clark* (February 22, 1990), finding that a tobacco related proposal to a manufacturer of paper for cigarettes was not excludable. In the instant case, the Corporation is merely a seller of the product (i.e., loans and banking services generally), it is not the "manufacturer or vendor" of the controversial product or action—payday loans or predatory lending.

C. Conclusion

The extension of credit and the provision of banking services are core components of the Corporation's ordinary business operations. The Corporation does not make payday or predatory loans. Accordingly, the Proposal may be omitted from proxy materials for the 2005 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate North Carolina law, and, accordingly, the Corporation lacks the authority to implement the Proposal.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Corporation has numerous lending relationships with clients under which it is contractually committed to extend credit and provide other related banking services. Some of these relationships may be with companies that the Proponent would deem to be engaged in payday lending. One such contractual obligation is under an Amended and Restated Credit Agreement, dated as of July 16, 2004 (the "Credit Agreement"), with Advance America, Cash Advance Centers, Inc. ("Advance America") and certain of its subsidiaries.[1] Under the Credit Agreement, the Corporation (or its subsidiaries) is a lender, the administrative agent, and co-lead arranger. In these roles, the Corporation is contractually committed to extend credit and to provide other banking services to Advance America. The Credit Agreement is governed by North Carolina law.

The Proposal would require the Corporation to unilaterally terminate its legal obligations to extend credit and provide other banking services as required by the Credit Agreement, in breach of its contractual obligations to extend such credit and provide such services, all in violation of North Carolina law. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations. See *NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001); *CoBancorp Inc.* (February 22, 1996); and *Pico Products, Inc.* (September 23, 1992).

Accordingly, it is my opinion that the implementation of the Proposal would require the Corporation to breach unilaterally its obligations under the Credit Agreement, in violation of North Carolina law, and is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with

[1] According to its website, Advance America is a provider of payday cash advance services. Advance America abides by the Community Financial Services Association of America's Best Practices for the payday cash advance services industry, which include providing full disclosure to customers; complying with all state and federal laws; advertising truthfully; encouraging and promoting consumer responsibility; and championing other specific actions to help regulate the industry.

reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Sara Lee Corporation* (March 31, 2004); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001). Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough clear information for the Corporation's stockholders to make an informed decision on the matter being presented. Furthermore, it does not include enough clear information for the Corporation to be able to implement it without making assumptions regarding what the Proponent actually had in mind. The Corporation is unable to determine what the Proposal actually is requesting and believes that its stockholders will face a similar dilemma if presented with the Proposal. In addition, the supporting statement offers little specific guidance to help clarify the Proposal.

The Proposal requests "that the Board of Directors implement a policy mandating that Bank of America will not provide credit or <u>other banking services</u> to lenders that are <u>engaged in payday lending</u>." (underline added). The Proposal does not define what constitutes being "engaged in payday lending" or indicate what products are included in "other banking services." Not only does the Proponent not define what is meant by "payday lending," there is no federal law or regulation that defines this term. While many states have adopted laws or regulations purporting to regulate this type of business, many states have not. Those states that have adopted laws do not use a consistent definition. In fact, most state laws do not even use the term "payday lending" in legally defining and regulating the activities in question. While many groups colloquially refer to "payday lending," there is no commonly-accepted definition or parameters around these activities either in the industry or among community activists. The Proposal's use of the generic term "payday lending" provides insufficient guidance as to how shareholders should interpret the term or as to how the Corporation would implement the Proposal if adopted.

The supporting statement refers to payday loans as having unreasonable interest rates and/or high fees for extremely short terms, but provides no quantification of such matters. This raises a number of unanswered questions: How much is unreasonable? What fees are too high? How short is extremely short? Who decides any of these factors? If the interest rates or fees charged are legal under state usury laws, are they still unreasonable or too high? Would the Corporation be prohibited from dealing with large companies that have a subsidiary deemed to be in the payday lending business? Are short-term lenders covered under the Proposal? For example, many colleges and universities offer students short-term loans. Can the Corporation extend credit to those entities? Today, some grocery stores lease space to lenders, some of which may be deemed to be payday lenders. Can the Corporation maintain a banking relationship with such grocery stores?

The term "other banking services" raises a number of additional questions: Would the Proposal prohibit the Corporation from offering *any* service to an alleged payday lender? Even ATM usage?

What about accepting banking deposits? What about investment banking, M&A advisory services, securities underwriting, or derivatives and foreign exchange transactions?

The supporting statement indicates that "[c]ertain payday lenders provide loans that are predatory." However, the Proposal appears to prohibit loans to **all** payday lenders, even those that do not provide "predatory" (also undefined) payday loans. It is unclear from the Proposal as to whether the Corporation would be prohibited from establishing or maintaining a business relationship with a client that has not acted in a predatory manner. Similarly, it is unclear from the Proposal who would determine whether a particular lender is a payday lender or offers payday loans or on what basis those determinations would be made.

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the Company would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *See A.H. Belo Corp.* (January 29, 1998.) Such proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal" or "misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Proctor & Gamble Company* (October 25, 2002); *Philadelphia Electric Company* (July 30, 1992); *NYNEX Corporation* (January 12, 1990); and the Division's *Staff Legal Bulletin 14B* (September 15, 2004).

The Proposal is not clearly presented. The Corporation's stockholders cannot be asked to guess exactly on what they are voting, and the Corporation and its stockholders could have significantly different interpretations of the Proposal. Based on the foregoing, the Corporation believes that the Proposal and its supporting statement are so vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Peter Skillern

EXHIBIT A



COMMUNITY REINVESTMENT ASSOCIATION
CRA-NC *of* NORTH CAROLINA

December 15, 2004

Bank of America Legal Dept.

DEC 24 2004

Charlotte, NC

By Federal Express

Bank of America Corporation
Attn: Corporate Secretary
100 North Tryon Street
NC1-007-20-01
Charlotte, NC 28255

Re: Proposal for 2005 Annual Meeting of Shareholders

Dear Sir or Madam:

I am the Executive Director of The Community Reinvestment Association of North Carolina ("CRA-NC") and I am hereby authorized to notify you of our intention to file a shareholder proposal for consideration at the Bank of America Corporation (the "Corporation") annual meeting of shareholders in 2005. Pursuant to Rule 14a-8 of the general rules and regulations promulgated under the Securities Exchange Act of 1934, the enclosed shareholder proposal is hereby submitted for inclusion in the Corporation's proxy materials.

CRA-NC is a non-profit corporation that promotes and protects community wealth and is a shareholder of the Corporation. We have concerns about the Corporation financing payday lenders that we believe engage in predatory lending activities. Financing predatory payday lenders is harmful to consumers to whom predatory payday loans are marketed and such loans violate public policy. As you likely know, recent responses by the Securities and Exchange Commission to requests for No-Action Letters have indicated "that predatory lending is within the purview of shareholders as a matter of significant social policy." See American International Group, SEC No-Action Letter, 2004 WL 334471 (February 17, 2004).

Due to the concerns expressed in this letter, we request that the Board of Directors implement a policy mandating that the Corporation will not provide credit or other banking services to lenders that are engaged in payday lending.

CRA-NC is the beneficial owner of 54 shares of the Corporation's common stock (the "Shares"), which represents at least $2,000 in market value of the Corporation's common stock. CRA-NC has held the Shares for over a year from the date of this letter and intends to maintain ownership of the Shares at least through the date of the 2005 annual meeting of shareholders.

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

Enclosed is a letter from the record holder verifying CRA-NC's ownership of the Shares. CRA-NC will attend the 2005 annual meeting of shareholders to present its proposal.

We would welcome dialogue on the issue of predatory payday lending with representatives of the Corporation. Please feel free to contact me at the number listed above.

Very truly yours,



Peter Skillern
Executive Director

Enclosures

WHEREAS:

Bank of America Corporation, through its subsidiary, Bank of America, National Association (collectively, "Bank of America"), provides credit to payday lenders: Such extensions of credit by Bank of America supply the capital that these lenders need to engage in predatory payday lending. A practice that, we believe, has a negative impact on elderly, minority and low-to-moderate income consumers (collectively, "vulnerable consumers");

Payday loans, as generally defined by bank regulators, are small-dollar, short-term loans that borrowers promise to repay out of their next paycheck or deposit of funds;

Certain payday lenders provide loans that are predatory. These lenders charge unreasonable interest rates and/or high fees for extremely short terms and encourage multiple loan renewals (a practice commonly known as "Loan Flipping"). Such lenders target vulnerable consumers who are least able to afford the cost of such predatory practices;

In our opinion, predatory lending, generally, and the practice of Loan Flipping, specifically, puts vulnerable consumers in a "debt trap," where they have difficulty paying the principal owed due to the accumulation of exorbitant fees and interest;

For these reasons, predatory payday loans hurt vulnerable consumers and the neighborhoods in which they live;

Bank of America provides loans to payday lenders that, we believe, engage in predatory payday lending. We believe that by providing such credit to predatory payday lenders, Bank of America's practices increase the economic obstacles facing vulnerable consumers;

Such lending is contrary to the spirit and provisions of the Community Reinvestment Act of 1977, and the regulations promulgated thereunder (the "CRA"), which obligates Bank of America to affirmatively meet the credit needs of the communities it serves. Moreover, regulators have warned banks of the significant compliance, legal and reputational risks of payday lending;

Other major financial institutions such as SunTrust Banks, Inc. ("SunTrust") have recognized that financing predatory payday lenders is a negative practice and have voluntarily ceased to finance payday lenders. In a July 12, 2004 letter to the Federal Reserve Bank of Atlanta, SunTrust's CRA compliance manager stated that after considering the potential reputational risks and consumer harm that could result from lending to such companies, SunTrust is revising its credit policies to prohibit all future loans to businesses that engage in payday lending; and

Bank of America continues to finance payday lenders that, we believe, engage in predatory lending despite the negative socio-economic impact on vulnerable consumers, negative statements on predatory payday lending from regulators and the voluntary withdrawal from the payday lender financing market by other major financial institutions, such as SunTrust.

RESOLVED:
Shareholders request that the Board of Directors implement a policy mandating that Bank of America will not provide credit or other banking services to lenders that are engaged in payday lending.



COMMUNITY REINVESTMENT ASSOCIATION

CRA-NC *of* NORTH CAROLINA

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation by The Community Reinvestment Association of North Carolina

Dear Ladies and Gentlemen:

We are responding in opposition to the request for confirmation submitted by Bank of America Corporation (the "Corporation") that the staff of the Division of Corporate Finance (the "Division") will not recommend enforcement action if the Corporation omits from its 2005 proxy materials the shareholder proposal (the "Proposal") submitted by The Community Reinvestment Association of North Carolina ("CRA-NC"). The Proposal generally asks shareholders to adopt a resolution asking the Corporation's board of directors to implement a policy mandating that the Corporation not provide credit or other banking services to lenders that are engaged in payday lending. For the reasons set forth in detail below, we ask that the Division deny the Corporation's request for confirmation that the Division will not recommend enforcement action if the Corporation excludes the Proposal from its proxy materials for the 2005 Annual Meeting of Shareholders.

1. Significant social policy issues override the ordinary business basis for exclusion under Rule 14a-8(i)(7).

The Corporation argues at length that providing loans to payday lenders is within its ordinary business operations and thus excludable under Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended. CRA-NC similarly recognizes that the practice of lending and providing other banking services is within the Corporation's ordinary business operations. However, the Corporation fails to recognize the significant social policy concerns and negative socio-economic impact of payday lending. "[P]roposals relating to [certain tasks so fundamental to management's ability to run a company on a day-to-day basis] but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998). Therefore, in order to exclude a shareholder proposal by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it also must fail to raise a significant policy issue.

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

The Securities and Exchange Commission (the "Commission") has, in the past, denied no-action relief to companies that attempted to exclude proposals that dealt with predatory lending. In a recent letter, the Commission denied no-action relief to a company engaged in predatory lending and where the proponent of the resolution indicated "that predatory lending is within the purview of shareholders as a matter of significant social policy." *American International Group* (February 17, 2004). In *Conseco, Inc.* (April 5, 2001) and *Associates First Capital Corporation* (March 13, 2000), shareholder proposals requesting the creation of a committee to ensure that neither company engages in predatory lending practices were not excludable under Rule 14a-8(i)(7). Similarly, in *American International Group* (February 17, 2004) and *Household International, Inc.* (February 26, 2001), proposals linking executive compensation to successfully addressing predatory lending concerns and practices were not excludable under Rule 14a-8(i)(7). In addition, other major financial institutions, such as SunTrust Banks, Inc., also have recognized that financing payday lenders is a practice that negatively impacts both public and corporate interests. Consequently, they have voluntarily ceased financing these lenders.

Payday lending raises significant policy concerns due to its inherently predatory nature. Payday lending ensnares vulnerable consumers such as the elderly, minorities and people from a low-to-moderate income status. More often than not payday lenders enter into transactions with consumers that any reasonable person would define as predatory. In such transaction, payday lenders charge consumers unreasonable interest rates and/or high fees for extremely short terms and encourage multiple loan renewals. The risk that payday lending is predatory is simply too great. For example, the Corporation lends to payday lender ACE Cash Express, Inc. ("ACE"), who has been the target of numerous predatory payday lending lawsuits and regulatory actions. In its public filings, ACE has acknowledged that it has spent over $4 million dollars in connection with these lawsuits and regulatory actions.

The Corporation argues that its extension of credit to payday lenders does not cause it to engage in predatory lending practices and as such that such extensions of credit do not raise matters of public policy. In other words, the Corporation argues that even assuming that the payday lending companies to whom the Corporation extends credit engage in predatory lending, because the Corporation itself is not making such loans, no issue of social policy is implicated.

The Corporation's argument is misplaced. The Commission has recognized that shareholder proposals that otherwise address matters of recognized social policy, such as guns or tobacco, may be excluded under Rule 14a-8(i)(7) in certain limited circumstances. For example, in *Wal-Mart Stores, Inc.* (March 9, 2001), the Commission found a shareholder proposal prohibiting Wal-Mart from selling handguns and ammunition to be excludable under Rule 14a-8(i)(7). Also under the same rule, a proposal requesting the company to stop selling cigarettes was determined to be excludable in *CVS Corporation* (March 2, 1998). However, in these instances, the company was merely a distributor or seller of the controversial end product, it did not play any role in the process by which such product was created.

Here, the Corporation's role with respect to the product (i.e. payday lending) is not that of mere distributor, but is analogous to that of a component supplier. The Corporation currently extends credit to payday lenders thereby providing these lenders with the capital required to enter into payday loan transactions with consumers. Thus, this situation is more analogous to the business relationship found in *Kimberly-Clark Corporation* (February 22, 1990). In *Kimberly Clark*, the company served as a supplier of paper products used by tobacco companies to manufacture cigarettes. The Commission disallowed the exclusion of a shareholder proposal that prohibited the company from transacting any business related to tobacco products. The Corporation, in this case, similarly provides a financial service that enables payday lenders to engage in their core business and without which they would not likely be able to function. Thus, the Corporation is essentially a supplier of a critical component to its customers that engage in payday lending, which is a business relationship much more analogous to the situation referenced in *Kimberly Clark* rather than in *Wal-Mart* or *CVS*.

Due to the inherently negative effects of payday lending and the social policy issues raised by payday lending, our proposal falls within the scope of the Commission's social policy exception to the ordinary business basis for shareholder proposal exclusions under Rule 14a-8(i)(7). Thus, that the Corporation should not be able to exclude our proposal from its proxy statement based on Rule 14a-8(i)(7).

2. The Proposal does not affect pre-existing legal obligations, therefore, the Corporation should not be able to omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6).

The Proposal does not require the Corporation to terminate or modify, in any way, any of its pre-existing legal obligations with its current clients. The language of the Proposal itself makes it clear that the requested policy change is intended to apply only to future obligations of the Corporation. The use of the term "will not provide" in the Proposal clearly indicates that the Proposal is directed only at future actions by the Corporation.

It is not the proponent's intention to require any action on the part of the Corporation that would cause it to violate its current legal obligations, including those under its outstanding credit agreements. See *The Goldfield Corporation* (March 28, 2001) (allowing a proponent to avoid a violation of rules 14a-8(i)(2) and 14a-8(i)(6) "if the proposal were revised to apply to approval of only future contractual obligations."); and *CoBancorp Inc.* (February 22, 1996) (allowing a proponent to avoid a violation "if the proposal were revised to indicate that it applies only to... future grants.").

3. The Proposal is not vague and indefinite, therefore, the Corporation should not be able to omit the Proposal pursuant to Rule 14a-8(i)(3).

A. The term "payday lending" is sufficiently clear and definite.

The Corporation seems to make much of the fact that there is, as yet, no universally accepted definition of the term "payday lending" in use by legislators or those in the banking industry. This, however, is not sufficient reason to reject the Proposal as being vague and indefinite. While there may be some continuing debate over what constitutes the outer margins of the definition, the fundamental core of what constitutes a "payday lender" is well established. This

fact is confirmed by the Corporation's own admission in its letter to the Commission of January 6, 2005 in which it states that "...many states have adopted laws or regulations purporting to regulate this type of business...." If the term is sufficiently clear for these "many states" to establish a regulatory system, it is difficult to conclude that the term is so "false and misleading" as to be excludable from the Corporation's proxy materials.
Further confirmation of the ability of the Corporation to ascertain the meaning of the term can be seen in its claim that this Proposal would cause it to violate its legal obligation to current clients Advance America and Cash Advance Centers, Inc. The Corporation's ability to clearly identify these client as falling within the definition of a "payday lender" belies its claim that the term is so vague and indefinite as to be false and misleading.

It also should be noted that a definition of the term "payday loans" was provided in the recitations accompanying the Proposal. This definition is taken from the current, generally accepted definition of the term as used by bank regulators. Again, if the term is able to be defined sufficiently for bank regulators and for state legislators, it should be sufficiently clear for use in the Proposal.

Further, the term "payday loan" as defined in the Proposal and as generally defined by bank regulators requires more than merely that the loan be short-term. Additional requirements include that the loans be for a small amount and that borrowers promise to repay them out of their next paycheck or deposit of funds. Therefore, the Corporation's stated concern that the Proposal would extend to such entities as colleges, universities and grocery stores that may provide some short-term loans in limited circumstances is irrelevant.

Notwithstanding our belief that the term as it is given can be sufficiently understood both by the Corporation, and its shareholders, we are willing to provide further clarification of the term if the Commission so desires. See *First Mariner Bancorp* (January 10, 2005) (proposal is not excludable under Rule 14a-8(i)(3) despite alleged lack of an explicit definition for "independent"); *Hormel Foods Corporation* (October 22, 2004) (proposal is not excludable under Rule 14a-8(i)(3) despite alleged lack of an explicit definition for "sustainability report"); *Massey Energy Company* (March 1, 2004) (proposal is not excludable under Rule 14a-8(i)(3) despite lack of an explicit definition for "senior executive officers," "base salary," "bonus" and "fringe benefits."); and *Exxon Mobil Corporation* (March 1, 2004) (proposal is not excludable under Rule 14a-8(i)(3) despite alleged lack of an explicit definition for "employees of color" and "glass ceiling").

B. The term "other banking services" is sufficiently clear and definite.

It is apparent from the context of the Proposal that the term "other banking services" refers to other lending-related services provided by the Corporation to payday lenders. The inclusion of this term was intended to ensure that the Corporation would not circumvent the Proposal by engaging in a game of semantics, by providing essentially lending services to payday lenders without calling those services a "loan."

It is not the proponent's intention that the Proposal require the Corporation to cut off all access to their ATM machines, deposit accounts and the like since these services are unrelated to the lending activity that is the subject of the Proposal.

Again, notwithstanding our belief that the term "other banking services" is sufficiently understood within its context, we remain willing to implement any changes that the Commission requests in order to resolve any alleged ambiguities to its satisfaction.

It is respectfully requested that for the reasons noted, the Division staff find that the arguments presented in the letter of January 6, 2005 by the Corporation are without merit and deny the Corporation's request for no-action relief.

Very truly yours,

The Community Reinvestment Association of North Carolina

By: 

Peter Skillern, Executive Director

Cc: Bank of America

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

The proposal requests that the board implement a policy mandating that Bank of America will not provide "credit or other banking services to lenders that are engaged in payday lending."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor